SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020

Commission file number 000-28884

Eltek Ltd.
(Name of Registrant)

Sgoola Industrial Zone, Petach Tikva, Israel
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Form 6-K is being incorporated by reference into the Registrant’s Form F-1
Registration Statement No. 333-229740 and Form S-8 Registration Statements
File Nos. 333-123559, 333-130611 and 333-233958 .

Results of the Annual General Meeting held on October 29, 2020

At the Annual General Meeting of shareholders held today, October 29, 2020, all the proposed resolutions set forth in the proxy statement filed under Form 6-K on September 23, 2020 (the “Proxy Statement”) were duly adopted, as follows:

1.
To re-elect Messrs. Yitzhak Nissan, Mordechai Marmorstein, David Rubner and Erez Meltzer to the Company’s Board of Directors, to serve until the next annual general meeting of shareholders and until their successors have been duly elected and qualified, without modification of terms of office;

2.	To re-elect Mr. Gad Dovev for a third term as an external director, to hold office for three (3) years, as of October 6, 2020, without modification of terms of office.

3.
To ratify and approve the entry of the Company into a directors and officers insurance policy and the renewal of such insurance policy for up to 24 additional months, under the terms summarized in the Proxy Statement, providing coverage for the directors and officers of the Company (excluding its Controlling shareholder), currently serving and as may serve from time to time;

4.
To ratify and approve the application of the Company’s directors and officers liability insurance policy and the renewal of such insurance policy for up to 24 additional months with respect to Mr. Yitzhak Nissan, and with respect to the Company’s CEO then serving in office, as described in the Proxy Statement;

5.	To approve the amendment to the terms of employment of the Company’s CEO, Mr. Eli Yaffe, as described in the Proxy Statement;

6.	To approve the amendment to the terms of and the extension of Ms. Revital Cohen-Tzemach’s employment, as described in the Proxy Statement;

7.	To approve the grant of a tuition bonus to Ms. Revital Cohen-Tzemach, as described in the Proxy Statement;

8.	To approve the Amended Interest Agreement with the Company’s Controlling shareholder, as described in the Proxy Statement;

9.	To approve the early repayment of the debt to the Company’s Controlling shareholder, under certain conditions, as described in the Proxy Statement;

10.
To approve the reappointment Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network, as the Company’s independent auditors for the year ending December 31, 2020 and for such additional period until the next annual general meeting of shareholders

For additional details please refer to the Proxy Statement.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Eltek Ltd.
(Registrant)

By:	/s/ Yitzhak Nissan
Yitzhak Nissan
Chairman of the Board of Directors

Dated:  October 29, 2020